UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2012
Commission File Number: 1-32754

BAYTEX ENERGY CORP. (Exact name of registrant as specified in its charter)

2800, 520 – 3RD AVENUE S.W. CALGARY, ALBERTA, CANADA T2P 0R3 (Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K of Baytex Energy Corp. (the "Company") includes as Exhibit 99.1 the Company's Condensed Interim Unaudited Consolidated Financial Statements for the three months and nine months ended September 30, 2012 and 2011 and as Exhibit 99.2 the Company's Management's Discussion and Analysis for the three months and nine months ended September 30, 2012. Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be filed and shall be incorporated by reference into the Company's Registration Statements on Form S-8 (333-163289 and 333-171568) and Form F-3 (333-171866) and the Registration Statement on Form F-10 and Form F-3 of the Company and Baytex Energy USA Ltd. (333-175796 and 333-175801).

The following documents attached as exhibits hereto are incorporated by reference herein.

Exhibit No.	Documents
99.1	Condensed Interim Unaudited Consolidated Financial Statements for the three months and nine months ended September 30, 2012 and 2011
99.2	Management's Discussion and Analysis for the three months and nine months ended September 30, 2012 and 2011
99.3	Certification of Interim Filings (Form 52-109F2) – Chief Executive Officer
99.4	Certification of Interim Filings (Form 52-109F2) – Chief Financial Officer
99.5	Press Release dated November 13, 2012 (Baytex Announces Third Quarter 2012 Results)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY CORP.

Dated: November 13, 2012	/s/ W. Derek Aylesworth
Name: W. Derek Aylesworth
Title: Chief Financial Officer